Prospectus Supplement filed pursuant to Rule 424(b)(3)
                                  in connection with Registration No. 333-137260


               PROSPECTUS SUPPLEMENT NO. 1 DATED OCTOBER 31, 2006
                     (TO PROSPECTUS DATED OCTOBER 26, 2006)

                            GALAXY ENERGY CORPORATION

         This Prospectus Supplement No. 1 supplements information contained in that certain Prospectus, dated October 26, 2006 (the "Prospectus"), relating to the offer and sale by certain selling stockholders of up to 28,260,205 shares of Galaxy Energy Corporation's common stock. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

         On October 31, 2006, Promethean II Master, L.P. acquired from HFTP Investments LLC convertible notes in the aggregate principal amount of $3,155,271.10 and a warrant to acquire an aggregate of 798,746 shares of our common stock. The following table amends and supplements the information set forth in the Prospectus, as of October 31, 2006, under the caption "Selling Stockholders" by adding the disclosure for Promethean II Master, L.P., and with respect to HFTP Investments LLC, the information contained herein supersedes the information contained in the Prospectus:


                                                   NUMBER OF                            OWNERSHIP AFTER OFFERING
                                                    SHARES             SHARES
                                                  BENEFICIALLY       REGISTERED          NUMBER OF
     NAME OF SELLING STOCKHOLDER                  OWNED (1)<F1>      FOR RESALE           SHARES         PERCENT

Promethean II Master, L.P. (2)<F2>                  3,354,049        3,587,957                 0           --

HFTP Investments LLC (2)<F2>                        5,798,737        6,203,135                 0           --
------------------

(1)<F1> The shares of common stock considered beneficially owned by each selling stockholder include that number of shares of our common stock that such selling stockholder could acquire by converting its convertible notes at the conversion price, taking into account accrued but unpaid interest as of October 31, 2006, and by exercising its warrants. It does not reflect any limitations on conversion or exercise contained in the notes or warrants.

(2)<F2> Promethean Asset Management, LLC, a New York limited liability company ("Promethean"), serves as investment manager to each of Promethean II Master, L.P. ("Promethean II Master") and HFTP Investments LLC ("HFTP") and may be deemed to share beneficial ownership of the shares beneficially owned by Promethean II Master and HFTP. Mr. James F. O'Brien, Jr. indirectly controls Promethean. Mr. O'Brien disclaims beneficial ownership of the shares beneficially owned by Promethean, Promethean II Master and HFTP. Each of HFTP and Promethean II Master has advised us that (i) it is not broker-dealer, (ii) it does not control and is not controlled by a registered broker-dealer, (iii) it is an affiliate of a registered broker-dealer due solely to its being under common control with a registered broker-dealer, (iv) the broker-dealer that is an affiliate of such selling stockholder was not involved in the acquisition of the securities, and will not be involved in the ultimate sale of the securities, (v) it acquired the securities in the ordinary course of its business, and (vi) at the time such selling stockholder acquired the securities, it was not a party to any agreement or other understanding to distribute the securities, directly or indirectly.

         The Prospectus, together with this Prospectus Supplement, constitutes the prospectus required to be delivered by Section 5(b) of the Securities Act of 1933, as amended, with respect to offers and sales of the common stock issuable upon conversion or exercise of the notes or warrants. All references in the prospectus to "this prospectus" are amended to read "this prospectus (as supplemented and amended)."

              THIS PROSPECTUS SUPPLEMENT IS DATED OCTOBER 31, 2006

                            GALAXY ENERGY CORPORATION
                     UP TO 28,260,205 SHARES OF COMMON STOCK


         Unless the context otherwise requires, the terms "we", "our" and "us" refers to Galaxy Energy Corporation.

         This prospectus relates to the resale by selling stockholders of up to 28,260,205 shares of common stock. We will not receive any proceeds from sale of any of the shares offered by the selling stockholders. We will pay the expenses of registering these shares.


         Our common stock is traded on the American Stock Exchange under the symbol "GAX." On October 25, 2006, the closing price for our common stock was $0.26 per share.


         INVESTING IN THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK. A DETAILED EXPLANATION OF THESE RISKS IS INCLUDED IN THE SECTION ENTITLED "RISK FACTORS" OF THIS PROSPECTUS, BEGINNING ON PAGE 4.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal OFFENSE.




                                October 26, 2006

                                TABLE OF CONTENTS
                                                                            PAGE

PROSPECTUS SUMMARY.............................................................3
RISK FACTORS...................................................................4
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS.............................11
USE OF PROCEEDS...............................................................11
SELLING STOCKHOLDERS..........................................................11
PLAN OF DISTRIBUTION..........................................................13
LEGAL MATTERS.................................................................15
EXPERTS.......................................................................15
WHERE YOU CAN FIND MORE INFORMATION...........................................15
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE...............................16

                               PROSPECTUS SUMMARY

         This summary highlights information contained elsewhere in this prospectus. You should carefully read this entire prospectus and the financial statements contained in this prospectus before purchasing our securities.

GALAXY ENERGY CORPORATION

         We are an independent oil and gas company engaged in lease acquisition, exploration, development and production of natural gas. We conduct exploration activities to locate natural gas and crude petroleum through two wholly-owned subsidiaries, Dolphin Energy Corporation and Pannonian International, Ltd. As we commence production of these products, they will be sold to purchasers in the immediate area where the products are produced. Our operations are focused in the following core operating areas in the United States:

    o THE POWDER RIVER BASIN LOCATED IN WYOMING AND MONTANA. Over the last couple of years we have acquired leasehold interests in and are developing five different coal bed methane ("CBM") project areas in the basin. As of October 12, 2006, we had interests in 165 completed wells, 73 wells in various stages of completion and 8 water disposal wells. Of the completed wells, 23 were delivering natural gas into sales pipelines, 30 were still dewatering (a precursor to the production of natural gas), and the remainder were shut-in pending future infrastructure development work. We have entered into a non-binding letter of intent to sell our interest in these properties to an affiliated party. The proposed transaction is subject to the buyer obtaining financing, approval by our senior lenders, and other terms and conditions.

    o THE PICEANCE BASIN OF WESTERN COLORADO. We currently have drilling or completion activities underway on four of our operated wells in the Basin. In addition, we have varying working interests in four non-operated wells, which include one producing well and three wells that are in the completion phase. Our leasehold locations are located in close proximity to natural gas pipelines and the roads needed for efficient development.

         We also have interests in early stage natural gas projects in Europe, where we are being carried by our partners in the initial wells being drilled in following projects:

    o NEUES BERGLAND EXPLORATION PERMIT IN GERMANY. This is a 149,000-acre leaseholding near Kusel, in southwest Germany. Drilling on the first test well on the property, the Glantal-1 well, has been completed and no significant natural gas flows were encountered. As a result, the wellbore has been plugged and abandoned. The project's mapping has always shown substantial compartmentalization of possible reservoirs over the anticlinal structure and the geological information obtained from the Glantal-1 well will be utilized to guide further planned exploration efforts, including a specific seismic program covering selected portions of the Permit within which this well is located, to determine potential additional drilling locations. Our interest in this leasehold is 30% and could be reduced to 24%, depending upon the outcome of the future drilling program.

    o JIU VALLEY OF ROMANIA. This is a 21,500-acre coalbed methane project. The initial test well in this project finished drilling in September 2005. Based on the gas shows during the drilling of the well and core analyses and preliminary desorption measurements in the field our partner, a related party, and we have determined to enlarge the cored section to run casing to total depth of the well and to commence completion and testing operations. Our interest in this project is 25%.

         We also hold leases on 1,955 undeveloped net acres in Texas. These cover six identified prospects in Rusk and Nacogdoches counties. We do not currently have the financial resources to drill these properties. These leases have terms ranging from 18 to 24 months. We have engaged Meagher Oil & Gas Properties, Inc. to assist us with the sale of certain non-core assets consisting primarily of undeveloped properties in the Powder River Basin of Montana and Wyoming, and our properties in East Texas.

          Our principal executive offices are located at 1331 - 17th Street, Suite 1050, Denver, Colorado 80202. Our telephone number is (303) 293-2300. Our website is located at WWW.GALAXYENERGY.COM. Information contained in our website is not part of this prospectus.

THE OFFERING

Securities offered.............Up to 28,260,205 shares of common stock that may be acquired by selling stockholders.

Use of proceeds................We will not receive any of the proceeds from the selling stockholders of shares of our common stock.

Securities outstanding.........81,661,968 shares of common stock as of October
                               26, 2006.

Plan of distribution...........The offering is made by the selling stockholders named in this prospectus, to the extent they sell shares. Sales may be made in the open market or in private negotiated transactions, at fixed or negotiated prices. See "Plan of Distribution."

Risk factors...................An investment is subject to a high degree of risk.  See "Risk Factors."


                                  RISK FACTORS

         Before deciding to invest in us or to maintain or increase your investment, you should carefully consider the risk factors described below, together with all other information in this prospectus and in our other filings with the Securities and Exchange Commission ("SEC"), before making an investment decision. If any of the following risks actually occurs, our business, financial conditions or operating results could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

WE HAVE A LIMITED OPERATING HISTORY AND HAVE GENERATED ONLY VERY LIMITED REVENUES. WE HAVE INCURRED SIGNIFICANT LOSSES AND WILL CONTINUE TO INCUR LOSSES FOR THE FORESEEABLE FUTURE.

         We are a development stage oil and gas company and have earned very limited production revenue. We have not yet generated any proved resources on any of our properties. Our principal activities have been raising capital through the sale of our securities and identifying and evaluating potential oil and gas properties.

         At August 31, 2006, our deficit accumulated during the development stage was $55,440,372 and our working capital deficit was $9,528,270. The report of our independent auditors on the financial statements for the year ended November 30, 2005, included an explanatory paragraph indicating there was substantial doubt regarding our ability to continue as a going concern. For the 2006 fiscal year, we do not expect our operations to generate sufficient cash flows to provide working capital for our ongoing overhead, the funding of our lease acquisitions, and the exploration and development of our properties. Without adequate financing, we may not be able to successfully develop any prospects that we have or may acquire and we may not achieve profitability from operations in the near future or at all.

OUR SHORT-TERM CASH COMMITMENTS REQUIRES US TO SELL MORE DEBT AND/OR EQUITY SECURITIES AND/OR SELL OUR ASSETS, WHICH MAY BE DETRIMENTAL TO OUR SHAREHOLDERS.

         As of August 31, 2006, we had contractual obligations due within less than a year of $10,531,800. To meet these obligations, we will need to raise additional funds by selling debt and/or equity securities, and selling assets or farm-outs or similar types of arrangements. Any financing obtained through the sale of our equity will likely result in substantial dilution to our shareholders. We have granted a security interest in our assets to the holders of some of our notes. This limits our ability to sell debt securities, as we would have to offer subordinated debt. Also, the existence of a security interest in our assets restricts our ability to sell assets. If we are forced to sell assets to meet our operating and capital requirements, we may not realize the full market value of the assets and the sales price could be less than our carrying value of the assets.

WE ARE CURRENTLY DEPENDENT UPON LOANS FROM RELATED PARTIES TO PROVIDE WORKING CAPITAL.

         On September 28, 2006, we borrowed $2,500,000 from Bruner Family Trust UTD March 28, 2005. The related promissory note is subordinated and unsecured. Interest accrues at the rate of 8% per annum and the note matures on the later of January 26, 2007 or the time at which our senior indebtedness has been paid in full. In connection with this loan, we and the lender executed a subordination agreement with the holders of the senior indebtedness. One of the trustees of Bruner Family Trust UTD March 28, 2005 is Marc E. Bruner, the president and a director of the company.

THE LACK OF PRODUCTION AND ESTABLISHED RESERVES FOR OUR PROPERTIES IMPAIRS OUR ABILITY TO RAISE CAPITAL.

         As of August 31, 2006, we have established very limited production of natural gas from a limited number of wells, and have no properties for which reserves have been established, making it more difficult to raise the amount of capital needed to fully exploit the production potential of our properties. Therefore, we may have to raise capital on terms less favorable than we would desire. This may result in increased dilution to existing stockholders.

THE VOLATILITY OF NATURAL GAS AND OIL PRICES COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

         We are producing and selling oil and gas only on a limited basis at this time. However, the prices of natural gas and oil affect our business to the extent that such prices influence a decision to invest in our company. If the prices of natural gas and oil are low, investors may decide to invest in other industries.

TERMS OF SUBSEQUENT FINANCINGS MAY ADVERSELY IMPACT YOUR INVESTMENT.

         We may have to engage in common equity, debt, or preferred stock financing in the future. Your rights and the value of your investment in the common stock could be reduced by any type of financing we do. Interest on debt securities could increase costs and negatively impacts operating results, and investors in debt securities may negotiate for other consideration or terms which could have a negative impact on your investment. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital, and the terms of preferred stock could be more advantageous to those investors than to the holders of common stock. If we need to raise more equity capital from sale of common stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. In addition, any shares of common stock that we sell could be sold into the market and subsequent sales could adversely affect the market price of our stock.

         As an example of the foregoing, the purchasers of convertible notes issued in May 2005 negotiated a perpetual overriding royalty interest with respect to our existing domestic acreage averaging from 1% to 3%, depending upon the nature and location of the property, a right of first refusal with respect to future debt and/or equity financings, and a right to participate in any farm-out financing transactions that do not have operating obligations by the financing party as a material component. The grant of the overriding royalty interest reduces somewhat the value of the properties to us, thereby negatively impacting your investment. The existence of a right of first refusal to participate in future financings may place some limitation on our ability to negotiate the best possible terms for such financings or may deter others from offering financing to us.

THE DEVELOPMENT OF OIL AND GAS PROPERTIES INVOLVES SUBSTANTIAL RISKS THAT MAY RESULT IN A TOTAL LOSS OF INVESTMENT.

         The business of exploring for and producing oil and gas involves a substantial risk of investment loss that even a combination of experience, knowledge, and careful evaluation may not be able to overcome. Drilling oil and gas wells involves the risk that the wells will be unproductive or that, although productive, the wells do not produce oil and/or gas in economic quantities. There is no way to predict in advance of drilling and testing whether any prospect encountering oil or gas will yield oil or gas in sufficient quantities to cover drilling or completion costs or to be economically viable. The seismic data, other technologies, and the study of producing fields in the area do not enable us to know conclusively prior to drilling that oil and gas will be present, or if present, if it is in commercial quantities. We cannot assure anyone that the analogies that we draw from available data from other wells, more fully explored prospects, or producing fields will be applicable to our drilling prospects.

         Other hazards, such as unusual or unexpected geological formations, pressures, fires, blowouts, loss of circulation of drilling fluids or other conditions may substantially delay or prevent completion of any well. Adverse weather conditions can also hinder drilling operations.

DELAYS IN OBTAINING PERMITS FOR METHANE WELLS COULD IMPAIR OUR BUSINESS.

         Drilling coal bed methane wells requires obtaining permits from various governmental agencies. The ease of obtaining the necessary permits depends on the type of mineral ownership and the state in which the property is located. Intermittent delays in the permitting process can reasonably be expected throughout the development of any play. We may shift our exploration and development strategy as needed to accommodate the permitting process. As with all governmental permit processes, permits may not be issued in a timely fashion or in a form consistent with our plan of operations.

IF WE ARE NOT THE OPERATOR OF OUR WELLS, WE WILL HAVE LITTLE OR NO CONTROL OVER THE PROJECT.

         If we are not the operator of the wells in which we have an interest, we will have limited or no control over the project. More specifically, we will have limited or no control over the following:

            o    the timing of the drilling and recompleting of wells;
            o    the timing and amounts of production; and
            o    the development and operating costs.

In addition, if we should produce natural gas, we may experience possible negative gas balance conditions because the operator may sell to a purchaser other than ours, which may cause a delay in the sale of gas to our interests.

WE MAY INCUR LOSSES AS A RESULT OF TITLE DEFICIENCIES IN THE PROPERTIES IN WHICH WE INVEST.

         It is our practice in acquiring oil and gas leases or undivided interests in oil and gas leases not to undergo the expense of retaining lawyers to examine the title to the mineral interest to be placed under lease or already placed under lease. Rather, we will rely upon the judgment of oil and gas lease brokers or landsmen who perform the field work in examining records in the appropriate governmental office before attempting to place under lease a specific mineral interest. This practice is widely followed in the oil and gas industry. Prior to the drilling of an oil and gas well, however, it is the normal practice in the oil and gas industry for the person or company acting as the operator of the well to obtain a preliminary title review of the spacing unit within which the proposed oil and gas well is to be drilled to ensure there are no obvious deficiencies in title to the well; however, neither we nor the person or company acting as operator of the well will obtain counsel to examine title to such spacing unit until the well is about to go into production. It frequently happens, as a result of such examinations, that certain curative work must be done to correct deficiencies in the marketability of the title, and such curative work entails expense. The work might include obtaining affidavits of heirship or causing an estate to be administered. It does happen, from time to time, that the examination made by the title lawyers reveals that the oil and gas lease or leases are worthless, having been purchased in error from a person who is not the owner of the mineral interest desired. In such instances, the amount paid for such oil and gas lease or leases is generally lost.

WE ARE SUBJECT TO ENVIRONMENTAL REGULATIONS THAT CAN ADVERSELY AFFECT THE TIMING AND COST OF OUR OPERATIONS.

In general, our exploration activities are subject to certain federal, state and local laws and regulations relating to environmental quality and pollution control. Such laws and regulations increase the costs of these activities and may prevent or delay the commencement or continuance of a given operation. Compliance with these laws and regulations has not had a material effect on our operations or financial condition to date. Specifically, we are subject to legislation regarding emissions into the environment, water discharges, and storage and disposition of hazardous wastes. In addition, legislation has been enacted which requires well and facility sites to be abandoned and reclaimed to the satisfaction of state authorities. As of this date, we are unable to predict the ultimate cost of compliance.

WE ARE SUBJECT TO GOVERNMENTAL REGULATIONS THAT MAY ADVERSELY AFFECT THE COST OF OUR OPERATIONS.

         Oil and gas exploration, development and production are subject to various types of regulation by local, state and federal agencies. Legislation affecting the oil and gas industry is under constant review for amendment and expansion. Also, numerous departments and agencies, both federal and state, are authorized by statute to issue and have issued rules and regulations binding on the oil and gas industry and its individual members, some of which carry substantial penalties for failure to comply. The regulatory burden on the oil and gas industry increases our cost of doing business and, consequently, affects our profitability. The possibility exists that laws and regulations enacted in the future will adversely affect the oil and gas industry. Such new legislation or regulations could drive up the cost of doing business to the point where our projects would not be economically feasible.

         Most states in which we own and operate properties have statutes, rules and regulations governing conservation matters including the unitization or pooling of oil and gas properties, establishment of maximum rates of production from oil and gas wells and the spacing of such wells.

OUR COMPETITORS MAY HAVE GREATER RESOURCES THAT COULD ENABLE THEM TO PAY A HIGHER PRICE FOR PROPERTIES.

         The oil and gas industry is intensely competitive and we compete with other companies which have greater resources. Many of such companies not only explore for and produce crude oil and natural gas but also carry on refining operations and market petroleum and other products on a worldwide basis. Such companies may be able to pay more for productive oil and natural gas properties and exploratory prospects, and to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. Our ability to acquire additional properties and to discover reserves in the future will be dependent upon our ability to evaluate and select suitable properties, to obtain funding and to consummate transactions in a highly competitive environment. There is also competition between the oil and gas industry and other industries with respect to the supply of energy and fuel to industrial, commercial and individual customers. At this stage of our development, we cannot predict if we will be able to compete effectively against such companies.

MARC A. BRUNER AND HIS AFFILIATES CONTROL A SIGNIFICANT PERCENTAGE OF OUR OUTSTANDING COMMON STOCK, WHICH WILL ENABLE THEM TO CONTROL MANY SIGNIFICANT CORPORATE ACTIONS AND MAY PREVENT A CHANGE IN CONTROL THAT WOULD OTHERWISE BE BENEFICIAL TO OUR STOCKHOLDERS.

         Through shares owned individually and by Resource Venture Management and Bruner Group, LLP, Marc A. Bruner beneficially owned approximately 14.3% of our stock as of October 26, 2006. In addition, he is the father of our president, Marc E. Bruner. This control by Mr. Bruner could have a substantial impact on matters requiring the vote of the stockholders, including the election of our directors and most of our corporate actions. This control could delay, defer or prevent others from initiating a potential merger, takeover or other change in our control, even if these actions would benefit our stockholders and us. This control could adversely affect the voting and other rights of our other stockholders and could depress the market price of our common stock.

OUR FUTURE OPERATING RESULTS MAY FLUCTUATE AND CAUSE THE PRICE OF OUR COMMON STOCK TO DECLINE, WHICH COULD RESULT IN SUBSTANTIAL LOSSES FOR INVESTORS.

         Our limited operating history and the lack of production or reserve reports on our properties make it difficult to predict accurately our future operations. We expect that our operating results will fluctuate significantly from quarter to quarter, due to a variety of factors, many of which are beyond our control. If our operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline significantly. The factors that could cause our operating results to fluctuate include, but are not limited to:

             o   worldwide or regional demand for energy;
             o   domestic and foreign supply of natural gas and oil;
             o   weather conditions;
             o   domestic and foreign governmental regulations;
             o   political conditions in natural gas or oil producing regions;
             o   price and availability of alternative fuels;

             o   availability and cost of drilling equipment;
             o our ability to establish and maintain key relationships with lessors, drilling partners and drilling funds;
             o the amount and timing of operating costs and capital expenditures relating to maintaining our business, operations, and infrastructure; and
             o general economic conditions and economic conditions specific to the energy sector.

         These and other external factors have caused and may continue to cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock.

         In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. If securities class action litigation is brought against us it could result in substantial costs and a diversion of our management's attention and resources, which could hurt our business.

OUR ISSUANCE OF THE CONVERTIBLE DEBT AND WARRANTS COULD SUBSTANTIALLY DILUTE THE INTERESTS OF SHAREHOLDERS.

         We issued convertible notes in 2004 that have an outstanding principal balance of approximately $3.828 million at October 26, 2006. We also issued $7.695 million in notes in March 2005 and $10.0 million in notes in May 2005. These notes are convertible into shares of our common stock at any time prior to their respective maturity dates at a current conversion price of $1.25, subject to adjustments for stock splits, stock dividends, stock combinations, and other similar transactions. The initial conversion prices of these notes were $1.87 and $1.88. The conversion prices of the convertible notes could be further lowered, perhaps substantially, in a variety of circumstances, including:

             o our issuance of common stock below the convertible notes' conversion prices, either directly or in connection with the issuance of securities that are convertible into, or exercisable for, shares of our common stock;
             o our failure to comply with specific registration and listing obligations applicable to the common stock into which the convertible notes are convertible; and
             o our breaching other obligations to the holders of the convertible notes.

         We issued $7.0 million of convertible debentures in April and June 2006, which are convertible into shares of our common stock at a conversion price of $1.56 per share, subject to adjustments for stock splits, stock dividends, stock combinations, and other similar transactions.

         In addition to the convertible debt, we issued to the holders of convertible notes in August 2004 three-year warrants that currently entitle the warrant holders to purchase an aggregate of 6,400,001 shares of our common stock at an exercise price of $1.25 per share. As originally issued, these warrants were exercisable at $1.54 per share to purchase a total of 5,194,806 shares. We also issued three-year warrants to the holders of convertible notes in March 2005 to purchase an aggregate of 1,637,235 shares of our common stock at an exercise price of $1.88 per share. The exercise price of these warrants has been lowered to $1.25 per share. Lastly, we issued five-year warrants to the holders of convertible debentures in April and June 2006 to purchase an aggregate of 1,346,152 shares of our common stock at an exercise price of $1.60 per share. Both the number of warrants and the exercise price are subject to adjustments that could make them further dilutive to our shareholders. In addition, the warrants issued in August 2004 and the notes issued in May 2005 provide for the issuance of additional warrants under certain circumstances.

         Neither the convertible notes nor the warrants establish a "floor" that would limit reductions in the conversion price of the convertible notes or the exercise price of the warrants that may occur under certain circumstances. Correspondingly, there is no "ceiling" on the number of shares that may be issuable under certain circumstances under the anti-dilution adjustment in the convertible notes and warrants. We also issued to the "finders" of the August 2004 and May 2005 financing transactions five-year warrants to purchase 400,000 shares of our common stock at an exercise price of $1.25 per share and 200,000 shares at an exercise price of $1.25 per share.

Accordingly, our issuance of the convertible debt and warrants could substantially dilute the interests of our shareholders.

OUR FAILURE TO SATISFY OUR REGISTRATION, LISTING, AND OTHER OBLIGATIONS WITH RESPECT TO THE COMMON STOCK UNDERLYING THE CONVERTIBLE DEBT AND THE WARRANTS COULD RESULT IN ADVERSE CONSEQUENCES, INCLUDING ACCELERATION OF THE CONVERTIBLE DEBT.

         We are required to maintain the effectiveness of the registration statement, of which this document forms a part, covering the resale of the common stock underlying the convertible debt and warrants, until the earlier of the date the underlying common stock may be resold pursuant to Rule 144(k) under the Securities Act of 1933 or the date on which the sale of all the underlying common stock is completed, subject to certain exceptions. We will be subject to various penalties for failing to meet our registration obligations and the related listing obligations for the underlying common stock, which include cash penalties and the forced redemption of the convertible notes at the greater of:

             o    125% of the principal amount, plus accrued interest; or
             o the number of shares of our common stock issuable upon conversion, multiplied by the weighted average price of our common stock on the trading day immediately preceding our registration or listing default.

WE ARE OBLIGATED TO MAKE SIGNIFICANT PERIODIC PAYMENTS OF PRINCIPAL AND INTEREST UNDER OUR CONVERTIBLE NOTES.

         We have a material amount of indebtedness outstanding under the convertible notes. We are required to make monthly principal payments of $625,000 and accrued interest under the terms of the notes issued in 2004, as well as quarterly payments of accrued interest under the terms of the May 2005 financing. We may make the payments in stock, subject to meeting certain conditions. If we at any time default on our payment, as well as non-payment, obligations the creditors will have all rights available under the instrument, including acceleration, termination, and enforcement of security interests. Such security interests cover all of our assets and those of our subsidiaries.

FUTURE EQUITY TRANSACTIONS, INCLUDING EXERCISE OF OPTIONS OR WARRANTS, COULD RESULT IN DILUTION.

         From time to time, we sell restricted stock, warrants, and convertible debt to investors in private placements. Because the stock is restricted, the stock is sold at a greater discount to market prices compared to a public stock offering, and the exercise price of the warrants sometimes is at or even lower than market prices. These transactions cause dilution to existing stockholders. Also, from time to time, options are issued to officers, directors, or employees, with exercise prices equal to market. Exercise of in-the-money options and warrants will result in dilution to existing stockholders. The amount of dilution will depend on the spread between the market and exercise price, and the number of shares involved.

THE ISSUANCE OF SHARES UPON EXERCISE OF OUTSTANDING WARRANTS MAY CAUSE IMMEDIATE AND SUBSTANTIAL DILUTION TO OUR EXISTING STOCKHOLDERS.

         The issuance of shares upon exercise of warrants may result in substantial dilution to the interests of other stockholders since the selling stockholders may sell the full amount issuable on exercise. In addition, such shares would increase the number of shares in the "public float" and could depress the market price for our common stock.

OUR OFFICERS, DIRECTORS, AND ADVISORS ARE ENGAGED IN OTHER BUSINESSES, WHICH MAY RESULT IN CONFLICTS OF INTEREST. FURTHER, WE HAVE ENGAGED IN SEVERAL RELATED PARTY TRANSACTIONS.

         Certain of our officers, directors, and advisors also serve as directors of other companies or have significant shareholdings in other companies. For example, Marc A. Bruner, our largest shareholder, serves as the chairman of the board of Gasco Energy, Inc., a Nevada corporation whose stock is traded on the American Stock Exchange, and chairman of the board, president and chief executive officer of Falcon Oil & Gas Ltd., a British Columbia corporation whose stock is traded on the TSX Venture Exchange ("Falcon"). He is also the controlling shareholder of PetroHunter Energy Corporation, a Maryland corporation whose stock is traded on the OTC Bulletin Board

("PetroHunter"), and a significant shareholder of Exxel Energy Corp., a British Columbia corporation ("Exxel"), whose stock is traded on the TSX Venture Exchange. Marc A. Bruner is the father of our President, Marc E. Bruner. James Edwards, one of our directors, is the chief operating officer of Falcon.

         To the extent that such other companies participate in ventures in which we may participate, or compete for prospects or financial resources with us, these officers and directors will have a conflict of interest in negotiating and concluding terms relating to the extent of such participation. In the event that such a conflict of interest arises at a meeting of the board of directors, a director who has such a conflict must disclose the nature and extent of his interest to the board of directors and abstain from voting for or against the approval of such participation or such terms.

         In March 2005, we entered into an agreement to acquire an initial 58-1/3% working interest in 4,000 net undeveloped mineral acres in the Piceance Basin in Colorado. The sellers were not willing to enter into the agreement without having some agreement regarding the remaining 41-2/3% working interest in the subject properties. Since we had previously decided that our maximum commitment should not exceed that provided in the agreement, it was necessary to find a third party to take the remaining working interest. Marc A. Bruner was willing to provide a guaranteed payment to the sellers and enter into an agreement with the sellers to acquire a 16-1/3% working interest for such payment, with the option to acquire up to all of the then remaining 25% working interest in the subject properties by investing an additional sum. The members of our board of directors who did not have a conflict of interest unanimously approved this arrangement. We entered into a participation agreement with Mr. Bruner in March 2005.

         In March 2005, Mr. Bruner assigned all of his rights and obligations under our participation agreement to Exxel. As of August 2, 2006, Mr. Bruner owned approximately 18.5% of the outstanding common stock of Exxel. Our participation agreement with Exxel, as amended, establishes our working interest at 25%, with Exxel having a 75% interest.

         In June 2005, we entered into a farm-out agreement with Falcon to evaluate the 21,538 gross acre concession held by our subsidiary in the Jiu Valley Coal Basin in Romania, which was issued to Pannonian by the Romanian government in October 2002. The terms of the farmout agreement were essentially the same as those that had been negotiated with a U.K. company, which is unaffiliated with and unrelated to either us, Falcon or any of the officers or principal shareholders thereof. After the U.K. company declined to proceed with the farmout, Falcon offered to accept the farmout on essentially the same terms. The members of our board of directors who did not have a conflict of interest unanimously approved the farmout agreement with Falcon.

         In August 2006, we entered into a non-binding letter of intent with Exxel to purchase our interest in our properties in the Piceance Basin. It was proposed that Exxel's wholly-owned subsidiary, Exxel Energy USA Inc., would pay $50 million (US) to acquire our undivided 25% working interest in the Garfield County, Colorado, project known as Rifle Creek. The purchase amount was later reduced to $40 million in an amended letter of intent. Exxel USA owns the other 75% working interest in Rifle Creek. The proposed transaction was subject to Exxel's obtaining financing, approval by our senior lenders, and other terms and conditions. In October 2006, we announced our intention not to proceed with this transaction.

         In October 2006, we entered into a non-binding letter of intent with PetroHunter to purchase our properties in the Powder River Basin for $45 million, with $20 million to be paid in cash and $25 million to be paid in PetroHunter common stock. The proposed transaction is subject to PetroHunter obtaining financing on terms acceptable to PetroHunter, approval by our senior lenders, and various other terms and conditions.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus includes and incorporates by reference "forward-looking statements." All statements other than statements of historical facts included or incorporated by reference in this report, including, without limitation, statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "project," "estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we cannot give any assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from our expectations ("Cautionary Statements") include, but are not limited to, our assumptions about energy markets, production levels, reserve levels, operating results, competitive conditions, technology, the availability of capital resources, capital expenditure obligations, the supply and demand for oil and natural gas, the price of oil and natural gas, currency exchange rates, the weather, inflation, the availability of goods and services, drilling risks, future processing volumes and pipeline throughput, general economic conditions (either internationally or nationally or in the jurisdictions in which we are doing business), legislative or regulatory changes (including changes in environmental regulation, environmental risks and liability under federal, state and foreign environmental laws and regulations), the securities or capital markets and other factors described in "Risk Factors" above and disclosed in our reports filed with the SEC. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. We assume no duty to update or revise our forward-looking statements based on changes in internal estimates or expectations or otherwise.


                                 USE OF PROCEEDS

         We will not receive any of the proceeds from the selling stockholders of shares of our common stock. However, we may receive the sale price of any common stock we sell to the selling stockholders upon exercise of the warrants. We expect to use the proceeds received from the exercise of warrants, if any, for general working capital purposes. The warrants contain a provision for cashless exercise under certain circumstances. If that provision is utilized, we will not receive any proceeds.


                              SELLING STOCKHOLDERS

         This prospectus relates to the resale of 9,770,830 shares of common stock issuable upon conversion of or as interest on the convertible debentures issued in April and June 2006 and upon exercise of warrants issued in connection with these debentures. We sold these securities in reliance upon the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as the four purchasers were deemed sophisticated with regard to an investment in our securities due to their financial condition, prior involvement with our business, and/or specific knowledge of this type of investment. We are registering the shares in order to permit the selling stockholders to offer the shares of common stock for resale from time to time. Except for the ownership of these convertible debentures and warrants, and the ownership of common stock in the case of Messrs. Sauter and Mathys, the selling stockholders have not had any material relationship with us within the past three years.

         This prospectus also relates to the resale of 18,489,375 shares of common stock issuable upon conversion of or as interest on the convertible notes issued in 2004. We previously registered the shares issuable upon conversion of the notes, but the conversion prices at which shares have been issued have been lower than originally anticipated, making it necessary to register additional shares. We are registering the additional shares in order to permit the selling stockholders to offer the shares of common stock for resale from time to time. Except for the ownership of these convertible notes and warrants issued in 2004 and convertible notes issued in May 2005, the selling stockholders have not had any material relationship with us within the past three years.

         The table below lists the selling stockholders and other information regarding the beneficial ownership of the common stock by the selling stockholders. The second column lists for each selling stockholder the number of shares of common stock held, plus the number of shares of common stock, based on its ownership of all of the convertible debt and the warrants, that would have been issuable to such selling stockholders as of September 1, 2006, assuming conversion of all convertible debt plus accrued interest thereon as of such date and exercise of the warrants held by such selling stockholders on that date, without regard to any limitations on conversions or exercise. The third column lists the shares of common stock being offered by this prospectus by each selling stockholder. We will file a new registration statement to cover the resale of any shares beyond the amounts included in this prospectus. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus and sales pursuant to prospectuses under other registration statements and sale of all shares under the convertible notes issued in May 2005.

         Under the terms of the convertible debentures, convertible notes and the warrants, the selling stockholders may not convert the convertible debentures or convertible notes, or exercise the warrants, to the extent such conversion or exercise would cause the selling stockholder, together with its affiliates, to have acquired a number of shares of common stock which would exceed 4.99% of our then outstanding common stock, excluding for purposes of such determination shares of common stock issuable upon conversion of the convertible debt which have not been converted and upon exercise of the warrants which have not been exercised. The number of shares in the second column does not reflect this limitation. The selling stockholders may sell all, some or none of their shares in this offering. See "Plan of Distribution."


                                                   NUMBER OF                            OWNERSHIP AFTER OFFERING
                                                    SHARES             SHARES
                                                  BENEFICIALLY     REGISTERED FOR     NUMBER OF
     NAME OF SELLING STOCKHOLDER                  OWNED (1)<F1>        RESALE           SHARES            PERCENT
UNDER CONVERTIBLE DEBENTURES AND WARRANTS
ISSUED IN 2006:
Bruno Sauter (2)<F2>                                1,127,153        1,395,832            53,436           (3)<F3>
Nicolas Mathys (2)<F2>                              1,300,035        1,395,832           226,318           (3)<F3>
Eversource Group Limited (2)<F2>(4)<F4>             2,684,295        3,489,583                 0           0%
Asset Protection Fund Limited (2)<F2>(5)<F5>        2,684,295        3,489,583                 0           0%

UNDER CONVERTIBLE NOTES AND WARRANTS ISSUED
IN 2004:
HFTP Investment L.L.C (6)<F6>(7)<F7>                9,140,524        9,791,092                 0           0%
Gaia Offshore Master Fund, Ltd. (6)<F6>(7)<F7>      2,358,845        2,526,734                 0           0%
Caerus Fund Ltd. (6)<F6>(7)<F7>                       294,856          315,845                 0           0%
AG Offshore Convertibles, Ltd. (6)<F6>(8)<F8>       3,087,403        5,855,704                 0           0%
------------------

(1)<F1> The shares of common stock considered beneficially owned by each selling stockholder include that number of shares of our common stock that such selling stockholder could acquire by converting its convertible debentures at the conversion price, taking into account accrued but unpaid interest through October 26, 2006, and by exercising its warrants, if any.

(2)<F2> The selling stockholders may sell up to 9,770,830 shares of our common stock under this prospectus. The selling stockholders may convert the convertible debentures into shares of our common stock at any time at their respective initial conversion prices, subject to certain adjustments and so long as such conversion does not violate the terms of any provisions of the debt instruments and agreements with the holders of our senior debt. The conversion price of the debentures is $1.56.

         The number of shares registered is at 130% of the shares of our common stock underlying the convertible debentures at $1.56 and underlying warrants issued to the selling stockholders.

(3)<F3>  Less than 1%.

(4)<F4> Cecilia Chow may be deemed to own beneficially the shares held of record by Eversource Group Limited through her control of that entity.

(5)<F5> David Dawes may be deemed to own beneficially the shares held of record by Asset Protection Fund Limited through his control of that entity.


                                       12

(6)<F6> The selling shareholders may sell up to 18,489,375 shares of our common stock under this prospectus. As discussed in footnote (1) above, the selling shareholders may convert the convertible notes into shares of our common stock at any time at the current conversion price of $1.25 per share, subject to certain adjustments. Subject to satisfying certain conditions, we may elect to satisfy our obligation to make payments under the convertible notes, and under certain circumstances we may be obligated to satisfy such obligations, by requiring partial conversions of the convertible notes into shares of our common stock. If such a partial conversion takes place, the conversion price, subject to certain anti-dilution adjustments, would be the lower of:
             o    $1.25; or
             o 93% of the average of the weighted average trading price of our common stock on the trading day prior to conversion during the time period to which the installment relates.

         The number of shares registered is at least 175% of the shares of our common stock underlying the convertible notes at the lower of the conversion prices discussed above, based on the average of the weighted average trading prices of our common stock during the five trading days ended September 8, 2006, less the number of shares covered by prior registration statements.

(7)<F7> Promethean Asset Management, LLC, a New York limited liability company ("Promethean"), serves as investment manager to HFTP Investment L.L.C. ("HFTP"), Gaia Offshore Master Fund, Ltd. ("Gaia"), and Caerus Fund Ltd. ("Caerus") and may be deemed to share beneficial ownership of the shares beneficially owned by HFTP, Gaia, and Caerus. The ownership information for each of these three selling shareholders does not include the ownership information for the others. Promethean disclaims beneficial ownership of the shares beneficially owned by HFTP, Gaia, and Caerus and each of HFTP, Gaia, and Caerus disclaims beneficial ownership of the shares beneficially owned by the others. James F. O'Brien, Jr. indirectly controls Promethean. Mr. O'Brien disclaims beneficial ownership of the shares beneficially owned by Promethean, HFTP, Gaia, and Caerus.

(8)<F8> Angelo, Gordon & Co., L.P., a Delaware limited partnership, serves as director of AG Offshore Convertibles, Ltd. John M. Angelo and Michael
         L. Gordon are the principal executive officers of Angelo, Gordon & Co., L.P. Each of Angelo, Gordon & Co., L.P. and Messrs. Angelo and Gordon disclaim beneficial ownership of the shares held by AG Offshore Convertibles, Ltd.


                              PLAN OF DISTRIBUTION

         We are registering the resale of shares of common stock held by selling stockholders, and shares of common stock issuable upon conversion of the convertible notes and upon exercise of the warrants to permit the resale of the shares of common stock by the holders of the convertible notes and the warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

         The selling stockholders may sell all or a portion of the common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the common stock is sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent's commissions. The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

         (1) on the American Stock Exchange or any other national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale,
         (2)    in the over-the-counter market,
         (3) in transactions otherwise than on these exchanges or systems or in the over-the-counter market,
         (4) through the writing of options, whether such options are listed on an options exchange or otherwise, or
         (5)    through the settlement of short sales.

         If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, brokers-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, brokers-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions, provided that the short sale is made after the registration statement is declared effective and a copy of this prospectus is delivered in connection with the short sale. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

         The selling stockholders may pledge or grant a security interest in some or all of the convertible notes, warrants, or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to the prospectus. The selling stockholders also may transfer or donate the shares of common stock in other circumstances, in which case the transferees, donees or other successors in interest will be the selling beneficial owners for purposes of the prospectus.

         The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions paid, or any discounts or concessions allowed to any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

         Each of the selling stockholders has advised us that it purchased the convertible debentures in the ordinary course of its business and at the time such selling stockholder purchased the convertible notes it was not a party to any agreement or other understanding to distribute the securities, directly or indirectly.

         Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

         There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement of which this prospectus forms a part.

         The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

         We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, estimated to be $25,000 in total, including, without limitation, Commission filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that the selling stockholders will pay all underwriting discounts and selling commissions, if any. In connection with sales made pursuant to this prospectus, we will indemnify the selling stockholders against liabilities, including some liabilities under the

Securities Act, or the selling stockholders will be entitled to contribution, in accordance with the registration rights agreement. We will be indemnified by the selling stockholders against civil liabilities and legal fees, including investor legal fees, that may arise from any written information furnished to us by the selling stockholders for use in this prospectus, or we will be entitled to contribution, in accordance with the registration rights agreement.

         Once sold under the registration statement of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.


                                  LEGAL MATTERS

         Dill Dill Carr Stonbraker & Hutchings, P.C., Denver, Colorado, has given an opinion on the validity of the securities.


                                     EXPERTS

         The financial statements as of and for the years ended November 30, 2005 and 2004 incorporated by reference in this prospectus and registration statement have been audited by Hein & Associates LLP, an independent registered public accounting firm, to the extent and for the periods indicated in their report also incorporated by reference, and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

         The financial statements for the year ended November 30, 2003 incorporated by reference in this prospectus and registration statement have been audited by Wheeler Wasoff, P.C., an independent registered public accounting firm, to the extent and for the periods indicated in their report also incorporated by reference, and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.


                       WHERE YOU CAN FIND MORE INFORMATION

         We are subject to the reporting and other requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith file or furnish reports, proxy statements and other information with the SEC. These reports, proxy statements and other information may be read and copied at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Reports, proxy and information statements and other information about us that we file or furnish electronically with the SEC are available at the SEC's website at www.sec.gov or at our website at www.galaxyenergy.com.

         The information in this prospectus itself may not contain all the information that may be important to your decision whether to invest in the common stock. You should read the entire prospectus, including the documents incorporated by reference into the prospectus (as well as the exhibits to those documents), before making an investment decision.

         Any statement contained in any document included herein shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in or omitted from this prospectus, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         We disclose important information to you by referring you to documents that we have previously filed with the SEC or documents we will file with the SEC in the future. We hereby incorporate by reference the following documents into this prospectus:

             o our Annual Report on Form 10-K for the fiscal year ended November 30, 2005, filed with the SEC on March 15, 2006;

             o our Quarterly Reports on Form 10-Q for the quarters ended February 28, 2006 (filed April 19, 2006), May 31, 2006 (filed July 17, 2006), and August 31, 2006 (filed October 16, 2006);

             o our Current Reports on Form 8-K dated April 25, 2006 (filed April 26, 2006), June 20, 2006 (filed June 26, 2006), July 7,
                  2006 (filed July 11, 2006), August 1, 2006 (filed August 1,
                  2006), August 4, 2006 (filed August 4, 2006), August 22, 2006
                  (filed August 23, 2006); September 28, 2006 (filed October 3,
                  2006) and October 24, 2006, as amended (filed October 25,
                  2006); and

             o the description of our common stock contained in our registration statement on Form 10SB12G/A filed with the SEC on March 2, 2001, and all amendments and reports filed by us to update that description.

         Additionally, all documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and before the termination or completion of this offering shall be deemed to be incorporated by reference into this prospectus from the respective dates of filing of such documents. Any information that we subsequently file with the SEC that is incorporated by reference as described above will automatically update and supersede any previous information that is part of this prospectus.

         Upon written or oral request, we will provide you without charge, a copy of any or all of the documents incorporated by reference, other than exhibits to those documents unless the exhibits are specifically incorporated by reference in the documents. Please send requests to Galaxy Energy Corporation,
Attn: Investor Relations, 1331 - 17th Street, Suite 1050, Denver, Colorado 80202, or call (303) 293-2300.